

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 12, 2006

Mr. Michael D. Tombs
Chief Financial Officer
Caledonia Mining Corporation
Unit #9 2145 Dunwin Drive
Mississauga, Ontario, Canada L5L 4L9

> **Re:** **Caledonia Mining Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed April 21, 2006**
> **File No. 0-13345**

Dear Mr. Tombs:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2005

Engineering Comments
General

1.   We note the difficulties you report at the Barbrook mine, and the absence of an
        operating profit for the past three years. Unless you can demonstrate with a
        detailed mine plan, including a cashflow analysis, or with a feasibility study, that
        you can operate the Barbrook mine at a profit, it may be necessary to revise your
        disclosure by removing your reserve estimates to comply with Industry Guide 7.
        This would also likely require an adjustment to your U.S. GAAP reconciliation
        for impairment testing under SFAS 144.

        If you believe you are able to support characterization of your mineralized
        material as reserves, provide as supplemental information for our review the
        underlying support that you have, including the mine plan and feasibility study.
        In preparing your response, please consult the reserve definitions outlined in
        Industry Guide 7(a), which can be found on the Internet at the following address.

              http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

        Please place the supplemental information on a CD-ROM with an Adobe PDF
        format. Provide the name and phone number for a technical person our engineer
        may call, if he has technical questions about your reserves.   In the event your
        company desires the return of the supplemental material, please make a written
        request with the letter of transmittal and include a pre-paid, pre-addressed Federal
        Express shipping label to facilitate the return of the supplemental information.
        You may refer to Rule 418(b) of Regulation C for further guidance or clarification
        about this request.

2.   Concerning your material mineral interests, please disclose more detailed
        information about your mineral interests, including:
              •   The nature of your ownership or interest in your material properties,
              •   Any other underlying agreements or interests in these properties,
              •   The conditions you must meet to keep these properties current,
              •   The area of your properties, either in hectares or acres.

        Please refer to the Instructions to Item 4.D of Form 20-F, as well as the disclosure
        requirements outlined in paragraph (b)(2) of Industry Guide 7 for clarification.

3.   We note that you are disclosing Mineral Resource estimates in the body and in an
        exhibit of the Form 20-F. Please disclose your Measured and Indicated

Resources separately from your Inferred Resources, using separate tables and narratives. Please include the cautionary language outlined below, adjacent to the tabular information.

Before the Measured and Indicated Resource table, insert the following:

"*Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources* This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves."

Before the Inferred Resource table, insert the following:

"*Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.* This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable."

4.   Please insert a small-scale map showing the location, transportation corridors, and access to your material properties. Note that SEC's EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief